Filed Pursuant to Rule 253(g)(2)

File No. 024-12328

SUPPLEMENT NO. 1 DATED AUGUST 28, 2024

TO THE

OFFERING CIRCULAR DATED JANUARY 24, 2024

VESTIBLE ASSETS, LLC

This Supplement No. 1 dated August 28, 2024 (this “Supplement”), supplements the Offering Circular of Vestible Assets, LLC dated January 24, 2024, which forms an integral part of the offering statement on Form 1-A filed by us with the Securities and Exchange Commission on November 20, 2023 and qualified on January 23, 2024, as may be further amended and supplemented (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular. Except as set forth in this Supplement, the Offering Circular remains unchanged.

The purpose of this Supplement is to expand certain disclosures contained in the Offering Circular relating to ownership of Series Interests by the Manager and its affiliates as follows:

Update to Risk Factors:

A significant number of Interests in a Series could be held by the Manager or its affiliates. There is no limitation on the number of Interests that may be owned by the Manager or its affiliates. As such, the Manager or its affiliates may own all or most of the Interests for any particular Series, and it is anticipated that the Manager and its affiliates will own at least a majority of the Series BDBR Interests immediately following the initial Closing. The Manager or its affiliates holding a material amount of the Interests have the potential to reduce liquidity in the Interests due to legal restrictions and because Regulation A Tier 2 limits the amount of qualified securities that can be resold by affiliates of the issuer.

Update to Plan of Distribution:

The Manager or its affiliates may purchase any amount of Interests of each Series at the closing of each Offering at the same price as all other investors. The Manager is not subject to any ownership limitation, and the Manager’s ownership interest in certain Series of Interests may exceed 10%. As such, the Manager may own all or most of the Interests for any particular Series. Subject to any applicable resale restrictions, the Manager may sell its Interests from time to time after the closing of each Offering. The Manager has no present intention to sell its Interests, and any future sales would be based upon our potential need for capital, market prices of the interests at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to our interests.